EXHIBIT 4.5.2 – AGREEMENT TO CONVERT CONVERTIBLE SUBORDINATED NOTE TO SHARES OF THE COMPANY’S COMMON STOCK HALTER FINANCIAL GROUP, INC.

December 23, 2003

Mr. Jason K. Wadzinski

President/CEO

Advant-e Corporation

2680 Indian Ripple Road

Dayton, OH 45440

Mr. Wadzinski,

This letter is to inform you of my request to convert $30,000 of the Convertible Subordinated Note dated September 25, 2001 that I hold into common stock of Advant-e Corporation.

Based on the conversion price of $1.06 per share, I am expecting to be issued 28,302 shares of Advant-e Common Stock as per the Note Purchase Agreement dated September 25, 2001.

As of December 26, 2003, there is $1,138 of accrued interest that I would like paid in cash.

I will forward to you the original Convertible Subordinated Note as per the terms of the Note Purchase Agreement.

Sincerely,

Tim Halter
Halter Financial Group

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